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SEC Mail Processing Section
FEB 24 2017
Washington DC
406

SEC FILE NUMBER
~~8-801-108708~~ 8-47830

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBrunerie Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W NIFONG BLVD STE 3B
(No. and Street)

Columbia	MO	65203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEX LABRUNERIE (573)449-5313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIAN G TOENNIES & ASSOCIATES PC
(Name – *if individual, state last, first, middle name*)

9730 E WATSON RD STE 100	SAINT LOUIS	MO	63126
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AKB

OATH OR AFFIRMATION

I, ALEX LABRUNERIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LABRUNERIE FINANCIAL SERVICES INC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LESLIE W... NOTARY PUBLIC NOTARY SEAL COMMISSION #15634619 COLE COUNTY STATE OF MISSOURI

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brian G. Toennies & Assoc.

LABRUNERIE FINANCIAL SERVICES, INC.
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR YEARS ENDED DECEMBER 31, 2016 AND 2015

LABRUNERIE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LaBrunerie Financial Services, Inc.

We have audited the accompanying financial statements of LaBrunerie Financial Services, Inc. (a Missouri S-corporation), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of LaBrunerie Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of LaBrunerie Financial Services, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c-31(1) has been subjected to audit procedures performed in conjunction with the audit of LaBrunerie Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of LaBrunerie Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c-31(1) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brian G. Toennies & Associate P.C.
Saint Louis, Missouri
February 24, 2017

LABRUNERIE FINANCIAL SERVICES, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2016 AND 2015

ASSETS

	2016	2015
CURRENT ASSETS		
Cash	$ 269,365	$ 272,008
Overhead Management Fee Receivable	12,240	35,000
Commissions Receivable	87,144	29,711
Prepaid Expenses	5,294	-
	374,042	336,719
OTHER ASSETS		
Available for sale investments-Note E	61,418	76,347
PLANT AND EQUIPMENT		
Leasehold Improvements	13,102	13,102
Office Furniture & Equipment	86,320	84,320
	99,422	97,422
Less Accumulated Depreciation	(44,619)	(37,788)
	54,803	59,634
TOTAL ASSETS	$ 490,263	$ 472,700

LIABILITIES AND STOCKHOLDERS' EQUITY

	2016	2015
CURRENT LIABILITIES		
Accounts Payable	$ 13,513	$ 61,282
Profit Sharing Contribution Payable	45,646	37,000
Accrued Payroll	-	12,281
Commissions Payable	69,209	-
TOTAL LIABILITIES	128,369	110,563
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 30,000 shares authorized, 3,000 shares issued	3,000	3,000
Paid in Capital	69,130	69,130
Retained Earnings	286,133	291,424
Accumulated other comprehensive gain(loss)	3,631	(1,417)
TOTAL STOCKHOLDERS' EQUITY	361,894	362,137
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 490,263	$ 472,700

See Report of Independent Registered Public Accounting Firm, Accompanying Notes, and Supplemental Information.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
COMMISSIONS RECEIVED NET OF FEES AND CANCELLED CONTRACTS	$ 1,052,407	$ 1,356,182
COMMISSIONS PAID	605,257	603,213
GROSS PROFIT	447,150	752,969
OVERHEAD EXPENSES		
Accounting	33,276	49,351
Advertising	13,777	16,037
Legal Fees	8,243	37,210
Client Gift	528	3,375
Compliance	18,391	22,000
Computer Supplies	86,060	48,436
Contract Labor	69	2,035
Contributions	485	265
Depreciation	6,831	6,811
Dues and Subscriptions	63,081	77,461
Equipment Rental	176	135
Finance Charge	175	-
Meals and Entertainment	8,640	6,666
Insurance	25,738	20,111
Office Expense	22,626	13,614
Occupancy	21,667	21,924
Payroll Taxes	38,314	46,629
Pension	50,672	52,103
Postage	6,069	7,359
Professional Fees	-	-
Printing	227	1,512
Repairs and Maintenance	6,748	7,462
Salaries & Wages	276,015	375,581
Settlement	-	15,000
Taxes and Licenses	2,113	4,113
Training		-
Travel	7,998	6,935
Utilities	23,271	27,097
Website		-
TOTAL OVERHEAD EXPENSES	721,190	869,222
OPERATING INCOME	(274,040)	(116,253)
OTHER INCOME		
Interest Income	87	111
Dividends	2,204	2,109
Expense Reimbursement	6,545	24,167
Management Fee	245,700	115,000
Rent Income	15,000	-
Realized Gain on Investment	(787)	1,481
Gain/(Loss) on Disposal of Equipment	-	-
TOTAL OTHER INCOME	268,748	142,868
NET INCOME	(5,291)	26,615
OTHER COMPREHENSIVE INCOME		
Unrealized gains on securities:		
Unrealized holding gains (losses) arising during the period	5,048	(4,219)
Less: Reclassification adjustment	-	-
OTHER COMPREHENSIVE INCOME	5,048	(4,219)
COMPREHENSIVE INCOME	$ (243)	$ 22,396

See Report of Independent Accounting Firm, Accompanying Notes, and Supplemental Information.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2016 AND 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, DECEMBER 31, 2014	$ 3,000	$ 69,130	$ 264,809	$ 2,802	$ 339,741
Net Income (Loss)	-	-	26,615	-	26,615
Change in Unrealized Holding Gains (Losses)	-	-	-	(4,219)	(4,219)
BALANCE, DECEMBER 31, 2015	$ 3,000	$ 69,130	$ 291,424	$ (1,417)	$ 362,137
Net Income (Loss)	-	-	(5,291)	-	(5,291)
Change in Unrealized Holding Gains (Losses)	-	-	-	5,048	5,048
BALANCE, DECEMBER 31, 2016	$ 3,000	$ 69,130	$ 286,133	$ 3,631	$ 361,894

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2016 AND 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	2016	2015
Net Income (Loss)	$ (5,291)	$ 26,615
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities:		
Dividends and Capital Gains Reinvested	(4,004)	(2,353)
Depreciation	6,831	6,811
Change in Assets and Liabilites Increasing (Decreasing) cash flows:		
Commissions Receivable	(22,432)	(5,484)
Overhead Management Fee Receivable	(12,240)	65,000
Commissions and Accounts Payable	17,805	1,557
Prepaid Expenses	(5,294)	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	(24,625)	92,146
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Furniture and Equipment	(2,000)	(17,231)
Disposal of Furniture and Equipment	-	-
Proceeds From Sale of Investments	26,442	-
Purchase of Investments	(2,460)	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	21,982	(17,231)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,643)	74,915
CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR	272,008	197,093
CASH AND CASH EQUIVALENTS-END OF YEAR	$ 269,365	$ 272,008

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No cash was paid for taxes or interest in 2016 or 2015

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was incorporated on September 8, 1994 and provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable at December 31, 2016 and 2015 were $87,144 and $29,711, respectively. Commissions payable at December 31, 2016 and 2015 were $75,781.21 and $23,378, respectively.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Advertising: Advertising costs are expensed as incurred.

Compensated Absences: Compensated absences have not been accrued in the financial statements because the amount cannot be reasonably estimated and is not considered material to the financial statements.

Allowance for Doubtful Accounts: An allowance for uncollectible accounts receivable is not considered necessary.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less, to be cash equivalents.

NOTE B—CASH AND CASH EQUIVALENTS

For purposes of the balance sheet and statement of cash flows, cash and cash equivalents consist of cash and other highly liquid resources, such as investments in money market funds, with an original maturity of three months or less when purchased. The following is the composition of the combined accounts appearing in the financial statements:

	2016	2015
Cash in Bank	$ 218,950	$ 242,986
Money Market Funds	50,415	29,022
Total Cash and Cash Equivalents	$ 269,365	$ 272,008

NOTE C—PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, less accumulated depreciation and amortization, at December 31:

Depreciation expense for the years ended December 31, 2016 and 2015 was $6,831 and $6,811, respectively.

NOTE D—NET CAPITAL REQUIREMENTS

The company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $50,000 on December 31, 2016 and 2015 the Company had net capital of $296,923 and $287,354, respectively ($246,923 and $237,354 in excess of minimum required amounts). The percentage of aggregate indebtedness to net capital was 35.77% and 36.97% for 2016 and 2015.

NOTE E—CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2016 and 2015, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exceptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

	2016	2015
Furniture and Equipment	$ 86,320	$ 84,320
Leasehold Improvements	13,102	13,102
	99,422	97,422
Accumulated Depreciation	(44,619)	(37,788)
Total Plant and Equipment - Net	$ 54,803	$ 59,634

NOTE F—RELATED PARTY TRANSACTIONS

As of December 31, 2016 and 2015, Alex Labrunerie owned 100% of the shares of stock of Labrunerie Financial Services, Inc. The following commissions were paid to Alex for the years ended December 31:

	2016	2015
Alex Labrunerie-Commissions	$402,477	$444,349

Alex Labrunerie is the majority shareholder in Alexander Labrunerie & Co, Inc. For the years ending December 31, 2016 and 2015 Alexander Labrunerie & Co, Inc. paid Labrunerie Financial an administrative fee of $245,700 and $115,000, respectively. The receivable from Alex Labrunerie & Co was $12,240 and $35,000 at December 31, 2016 and 2015.

The Company occupies office space in a building that is owned by Ferd Labrunerie. Ferd is a former owner and the father of Alex Labrunerie. The Company is responsible for paying condominium fees, common area maintenance and real estate taxes. These items are paid directly the appropriate vendors by the Company. The Company has a month to month lease. Rent expense for 2016 and 2015 was $18,000 and $18,000, respectively.

At December 31, 2016 and 2015 the Company owed Ferd Labrunerie $4,401. This was for funds from a closed brokerage account owned by Ferd Labrunerie which was rolled over directly into the available for sale investments of the Company.

NOTE G—INVESTMENTS

Available-for-sale investments are reported at market value. Income recognized on dividends and capital gain distributions is added to the investment's cost basis. Unrealized gains and losses arising from changes in the market are reported as a separate component of retained earnings. At December 31, 2016 and 2015 investments consisted of:

	Beginning Fair Value	Reinvested Investment Income	Market Change	Transfers, Purchases & Sales	Ending Fair Value
December 31, 2015					
Available For Sale Investments	$ 78,212	$ 2,355	$ (4,219)	$ -	$ 76,347
December 31, 2016					
Available For Sale Investments	$ 76,347	$ -	$ 5,048	$ (19,976)	$ 61,418

An unrealized gain of $5,048 and an unrealized loss of $4,219 has been charged to other comprehensive income for the years ended December 31, 2016 and 2015, respectively.

NOTE G—INVESTMENTS (CONT'D)

For purposes of computing net capital pursuant to Rule 15c3-1(1) market values of investments must be reduced as follows:

Government Securities (3-6 months)	½%
Money Market Funds	2%
Mutual Funds	9%
Securities	15%

At December 31, 2016 and 2015 these amounts were:

	2016		2015	
Money Market Funds:	Value	Regulatory Reduction	Value	Regulatory Reduction
Money Market Funds	$ 50,415	$ 1,008	$ 29,022	$ 580
Securities:				
PIMCO Corporate Bond Traded Fund	-	-	17,408	2,611
Total Securities	-	-	17,408	2,611
Mutual Funds:				
American Balanced Fund	47,157	4,244	43,461	3,911
Capital Income Builder	14,248	1,282	15,466	1,392
Total Mutual Funds	61,404	5,526	58,927	5,303
Other:				
Greystone Logsitics, Inc	13	13	12	12
Total Investment Reduction	$ 111,832	$ 6,548	$ 105,369	$ 8,507

These investments are held to satisfy reserve requirements and are not held for trading purposes.

NOTE H— FAIR VALUE MEASUREMENTS

The Company's investments are reported at fair value in the accompanying financial statements. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE H— FAIR VALUE MEASUREMENTS (CONT'D)

	2016		2015	
	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)
Equity Securities	$ 13	$ 13	$ 12	$ 12
Mutual Funds	61,404	61,404	76,335	76,335
	$ 61,417	$ 61,417	$ 76,347	$ 76,347

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted market prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 or Level 2 inputs were not available.

Level 1 Fair Value Measurements

The fair value of mutual funds and equity securities are based on the closing price reported in the active market where the individual securities are traded, when available.

NOTE I—RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2016 and 2015 there were no material differences with respondent's unaudited report.

NOTE J—SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 24, 2017 which is the date the financial statements were issued. There are no events or transactions occurring after the balance sheet date required to be reported.

NOTE K—INCOME TAXES

LaBrunerie Financial Services, Inc. has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the years ended December 31, 2015, 2014, 2013 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

NOTE L—PENSION PLAN:

The company maintains a 401(k) Profit Sharing Plan. The Plan covers all eligible employees and is held in trust by Principal. Eligibility is limited to employees who have completed one year of service and have attained age 18. The company contributions totaled $50,672 and $52,103 for the years ended December 31, 2016 and 2015, respectively.

LABRUNERIE FINANCIAL SERVICES, INC.
SUPPLEMENTAL INFORMATION

LABRUNERIE FINANCIAL SERVICES, INC.
COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15C3-1(1)
DECEMBER 31, 2016 AND 2015

	2016	2015
Net Capital		
Ownership Equity	$ 361,894	$ 362,137
Less Non Allowable Assets		
Net Fixed Assets	(58,423)	(66,546)
Other Deductions and/or Charges	-	270
Total Allowable Capital	303,471	295,861
Less Regulatory Reduction on Investments	6,548	8,507
Total Net Capital	296,923	287,354
Minimun Net Capital Requirement	(50,000)	(50,000)
Excess Over Minimum Net Capital Requirement	246,923	237,354
Total Aggregate Indebtedness	$ 128,369	$ 106,224
Ratio of Aggregate Indebtedness to Net Capital	43.23%	36.97%

See Report of Independent Registered Public Accounting Firm and Accompanying Notes.

LaBrunerie Financial
Member NASD/SIPC

Stonebridge Park
601 W Nifong Blvd., Ste. 3B
Columbia, MO 65203-6804
573 449-5313
800 736-7460
Fax 573 449-5101

The Exemption Report

The following statements are made to the best knowledge and belief of Alex LaBrunerie as President for LaBrunerie Financial.

I, Alex LaBrunerie, as the President for LaBrunerie Financial, (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2016 without exception.

Alex LaBrunerie

2-09-17
Date

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of LaBrunerie Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) LaBrunerie Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which LaBrunerie Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) LaBrunerie Financial Services, Inc. stated that LaBrunerie Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. LaBrunerie Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LaBrunerie Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian G. Toennies & Associate

Brian G. Toennies & Associate P.C.
Saint Louis, Missouri
February 24, 2017

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENT (FORM SIPC-7)

Board of Directors of
LaBrunerie Financial Services, Inc.

In accordance with Rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2016, which were agreed to by LaBrunerie Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating LaBrunerie Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. LaBrunerie Financial Services, Inc.'s management is responsible for LaBrunerie Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in SIPC-7 for the year ended December 31, 2016 noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,

Brian G. Toennies & Associates P.C.
Saint Louis, Missouri
February 24, 2017